August 24, 2011

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Melissa N. Rocha, Accounting Branch Chief

Re:	Maxygen, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed on March 8, 2011

File No. 000-28401

Form 10-Q for the Quarterly Period Ended June 30, 2011

Filed August 8, 2011

Ladies and Gentlemen:

Maxygen, Inc. (“we,” “us,” “our” and similar terms) respectfully submits this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 17, 2011, relating to our Annual Report on Form 10-K for the Fiscal Year ended December 31, 2010 (File No. 000-28401) and our Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2011.

In this letter, we have recited the comments of the Staff in italicized, bold type and have followed each comment with our response thereto.

Form 10-K for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements

9. Income Taxes, page 84

1.	Please provide us revised disclosure to be included in future periodic reports to explain how the loss associated with the sale of 21% of Maxygen Holdings LLC to a third party was calculated. In addition, confirm that your reference to the US loss on the liquidation of Maxygen Holdings Ltd relates to the $18.5 million adjustment in your statutory rate reconciliation on page 84. Provide revised disclosure that discusses this liquidation and how the loss was calculated.

Response 1:

In response to the above comment, we respectfully submit to the Staff the following revised disclosure to be included in applicable future periodic reports to explain how the loss associated with the sale of 21% of Maxygen Holdings LLC to a third party was calculated:

The $6.0 million recorded as the Loss on sale of investment in subsidiary reflects the tax effected amount (at the U.S. statutory rate) of the $17.1 million loss recognized by the Company upon sale of a 21% interest in Maxygen Holdings LLC. The $17.1 million loss represents 21% of the Company’s $82.5 million tax basis in Maxygen Holdings LLC, less proceeds received upon sale.

Securities and Exchange Commission

Re: Maxygen, Inc.

August 24, 2011

In addition, we confirm that our reference to the U.S. loss on the liquidation of Maxygen Holdings Ltd. relates to the $18.5 million adjustment in our statutory rate reconciliation on page 85 of our Annual Report on Form 10-K for the Fiscal Year ended December 31, 2010 and we respectfully submit to the Staff the following revised disclosure to be included in applicable future periodic reports to discuss the liquidation of Maxygen Holdings Ltd. and to explain how the loss upon dissolution was calculated:

At the time of liquidation, Maxygen Holdings Ltd. was wholly owned by Maxygen Holdings LLC. The $18.5 million recorded as the U.S. loss on liquidation of foreign subsidiary reflects the tax effected amount (at the U.S. statutory rate) of the $52.8 million loss recognized by the Company upon liquidation of Maxygen Holdings Ltd. The $52.8 million loss represents the Company’s allocable tax basis in Maxygen Holdings Ltd. of $65.2 million, less the fair market value of assets transferred to Maxygen Holdings LLC of $12.4 million in connection with the liquidation of Maxygen Holdings Ltd.

Form 10-Q for the quarterly period ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General and Administrative Expenses, page 19

2.	Please tell us why you classified the costs for consultants who assisted you in the preparation of the proposal you submitted to BARDA related to the development of your MAXY G-34 product candidate as general and administrative expense rather than research and development expense. Please provide the authoritative accounting literature that supports your treatment.

Response 2:

In May 2011, we submitted a proposal to the Biomedical Advanced Research and Development Authority (“BARDA”) for the development of our MAXY-G34 product candidate as a potential medical countermeasure for acute radiation syndrome (ARS). The proposal was a comprehensive document that consisted of both a technical proposal and a cost proposal. The technical proposal included an overview of the product candidate, a presentation of historical preclinical, clinical, manufacturing and regulatory data, and our proposed business and development plan under a potential contract with BARDA. The technical plan also included detailed information on a broad range of topics, including program organization and management, staffing plans, licensing plans, security plans and facilities and infrastructure requirements. The cost proposal set forth detailed cost estimates and financial projections for all costs related to such potential development.

In connection with the proposal, we engaged the services of various consultants to assist us in the preparation and review of the proposal. The classification of the costs for these consultants within General and administrative expense on our Condensed Consolidated Statement of Operations was determined based on an identification of the types of activities that were performed by such consultants.

The consultants we utilized for purposes of the proposal have expertise in various fields related to product development under a potential BARDA contract, including development planning, manufacturing, project management, finance, earned value management systems, subcontractor management and technical writing. The activities conducted by the consultants were primarily advisory and strategic in nature and included assistance with the formulation of our business plan and strategy related to the potential development of MAXY-G34 under a BARDA contract, the generation of cost estimates for conducting further development of MAXY-G34 under such development, and assistance with the drafting and review of the proposal submitted to BARDA. Any research and development activities detailed in the proposal are contingent upon the award of a contract by BARDA and would likely be subject to further discussion with BARDA. If awarded a contract by BARDA, we would classify any related research and development activities actually performed under such contract as research and development expenses.

Securities and Exchange Commission

Re: Maxygen, Inc.

August 24, 2011

We respectfully direct the Staff’s attention to Accounting Standards Codification (“ASC”) 730, “Research and Development” (“ASC 730”), which provides the following examples of activities that typically would be included in research and development:

“a.	Laboratory research aimed at discovery of new knowledge.

b.	Searching for applications of new research findings or other knowledge.

c.	Conceptual formulation and design of possible product or process alternatives.

d.	Testing in search for or evaluation of product or process alternatives.

e.	Modification of the formulation or design of a product or process.

f.	Design, construction, and testing of preproduction prototypes and models.

g.	Design of tools, jigs, molds, and dies involving new technology.

h.	Design, construction, and operation of a pilot plant that is not of a scale economically feasible to the entity for commercial production.

i.	Engineering activity required to advance the design of a product to the point that it meets specific functional and economic requirements and is ready for manufacture.

j.	Tools used to facilitate research and development or components of a product or process that are undergoing research and development activities.”

Further, the ASC glossary defines research and development as follows:

“a. Research is planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (hereinafter “product”) or a new process or technique (hereinafter “process”) or in bringing about a significant improvement to an existing product or process.

b. Development is the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. It includes the conceptual formulation, design, and testing of product alternatives, construction of prototypes, and operation of pilot plants. It does not include routine or periodic alterations to existing products, production lines, manufacturing processes, and other on-going operations even though those alterations may represent improvements and it does not include market research or market testing activities.”

We do not believe that any of the activities performed by these consultants are consistent with the examples provided under ASC 730 or the definition of research and development set forth in the ASC glossary, as no product development efforts or process improvements were undertaken. Instead, we believe that the activities performed by the consultants were primarily administrative in nature.

Therefore, given the nature of the activities performed by the consultants who assisted us in the preparation and review of the proposal that we submitted to BARDA, we respectfully submit that our classification of the fees and expenses of such consultants within General and administrative expense on our Condensed Consolidated Statement of Operations was appropriate.

As requested by the Staff, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Re: Maxygen, Inc.

August 24, 2011

We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (650) 298-5327. Thank you for your assistance.

Sincerely,

/s/ James R. Sulat
James R. Sulat,
Chief Executive Officer & Chief Financial Officer
Maxygen, Inc.

cc:	Kenneth Lee, Chairman of the Audit Committee of Maxygen, Inc.
John Borkholder, General Counsel, Maxygen, Inc.
Michael Byrnes, Controller, Maxygen, Inc.